InBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 14 November 2008

SUPPL

Dear Madam,

Subject: InBev S.A. (formerly Interbrew S.A.) (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Brouwerijplein 1, B-3000 Leuven, telephone: +32.16.27.6870, fax: +32.16.50.6870, e-mail: benoit.loore@inbev.com.

Very truly yours,

dw 11/24

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev Receives U.S. Antitrust Clearance from DOJ

InBev (Euronext: INB) today announced that it has reached an agreement with the U.S. Department of Justice ("DOJ") that permits the completion of its proposed acquisition of Anheuser-Busch Companies. Inc. (NYSE: BUD).

Under the terms of the consent final judgment filed today in U.S. District Court for the District of Columbia, the following three actions will occur:

- First, Labatt Brewing Company Limited ("LBCL"), a partially owned, indirect subsidiary of InBev headquartered in Toronto, Canada, will grant to an independent third party a perpetual exclusive license (i) to market, distribute and sell Labatt branded beer (primarily Labatt Blue and Labatt Blue Light) for consumption in the U.S., (ii) to brew such Labatt branded beer in the U.S. or Canada solely for sale for consumption in the U.S., and (iii) to use the relevant trademarks and intellectual property to do so.
- Second, InBev will sell to the licensee the assets or stock of InBev USA LLC d/b/a/ Labatt USA, an InBev subsidiary, headquartered in Buffalo, New York, whose staff currently handles the importing, marketing and sale of Labatt branded beer to wholesalers in the United States.
- Third, LBCL will brew and supply the Labatt branded beer for the licensee for an interim period of no more than three years.

These actions will be implemented following completion of InBev's acquisition of Anheuser-Busch.

Approximately 1.7 million hectoliters of Labatt branded beer were sold in the United States in 2007. The impact on earnings of the actions to be implemented is not material to InBev's overall business.

This consent final judgment does not affect Kokanee, Brahma or any other brands brewed by LBCL, AmBev or InBev and distributed in the United States, other than the Labatt branded beer. It also does not affect the brewing, marketing, distribution or sale of Labatt branded beer in Canada or anywhere else outside the United States.

The combination with Anheuser-Busch is subject to all necessary regulatory clearances and customary closing conditions. A closing date has not yet been announced, but InBev expects to complete the transaction as soon as practicable.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

InBev Contacts:

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Fabio Spina
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: fabio.spina@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
+1-212-333-3810

Thelke Gerdes
Manager Investor Relations
Tel: +32-16-27-68-88
E-mail: thelke.gerdes@inbev.com

Forward Looking Statements:

Certain statements contained in this report that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the future filings of InBev and Anheuser-Busch with the Securities and Exchange Commission ("SEC"), in press releases, and in oral and written statements made by or with the approval of InBev that are not statements of historical fact and constitute forward-looking statements. Examples of forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger between InBev and Anheuser-Busch, including future financial and operating results, cost savings, synergies, enhanced revenues and accretion to reported earnings that may be realized from the merger; (ii) statements about the timing of the merger between InBev and Anheuser-Busch; (iii) statements of strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits of InBev or Anheuser-Busch or their managements or boards of directors; (iv) statements of future economic performance; and (v) statements of assumptions underlying such statements.

Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict and outside of the control of the management of InBev and Anheuser-Busch. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the risk that the businesses of InBev and Anheuser-Busch will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (ii) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (iii) revenues following the merger may be lower than expected; (iv) operating costs, customer loss and business disruption following the merger, including, without

limitation, difficulties in maintaining relationships with employees, may be greater than expected; (v) the ability to obtain governmental or regulatory approvals of the merger on the proposed terms and schedule; (vi) the failure of shareholders of InBev or Anheuser-Busch to approve the merger; (vii) local, regional, national and international economic conditions and the impact they may have on InBev and Anheuser-Busch and their customers and InBev's and Anheuser-Busch's assessment of that impact; (viii) increasing price and product competition by competitors, including new entrants; (ix) rapid technological developments and changes; (x) InBev's ability to continue to introduce competitive new products and services on a timely, cost-effective basis; (xi) containing costs and expenses; (xii) governmental and public policy changes; (xiii) protection and validity of intellectual property rights; (xiv) technological, implementation and cost/financial risks in large, multi-year contracts; (xv) the outcome of pending and future litigation and governmental proceedings; (xvi) continued availability of financing; (xvii) financial resources in the amounts, at the times and on the terms required to support future businesses of the combined company; and (xviii) material differences in the actual financial results of merger and acquisition activities compared with expectations of InBev, including the full realization of anticipated cost savings and revenue enhancements. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters and attributable to InBev or Anheuser-Busch or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above. Forward-looking statements speak only as of the date on which such statements are made. InBev and Anheuser-Busch undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.

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